

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via U.S. mail</u>
Mr. Peter Lamoureux
Director, President, and Treasurer
The Everest Fund, L.P.
1100 North 4th Street, Suite 143
Fairfield, IA 52556

  Re: The Everest Fund, L.P.
     Form 10-K for year ended December 31, 2013
     Filed on March 31, 2014
     File No. 000-17555

Dear Mr. Lamoureux:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>General</u>

1. Please tell us how you have complied with SEC Release 33-9002, or tell us how you determined it was not necessary to provide your financial statements in interactive data format using the eXtensible Business Reporting Language (XBRL).

Financial Statements

General

2.   Please clarify for us the nature of your investments in marketable securities. Additionally, please tell us how you determined it was appropriate to combine your investments in marketable securities with cash on your Statements of Financial Condition and your Statements of Cash Flows. Further, please tell us how you determined that your investments in marketable securities are substantially classified as level 2 assets in the fair value hierarchy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief